COBHAM

07026758

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20596

14th September 2007

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

SUPPL

RECEIVED
2007 SEP 18 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 28 August 2007 relating to completion of the acquisition of Patriot Antenna Systems.
2. Announcement dated 11 September 2007 relating to the interim results for the half year ended 30 June 2007.
3. Stock Exchange announcement dated 11 September 2007 relating to Total Voting Rights.
4. Stock Exchange announcement dated 11 September 2007 relating to Holding(s) in Company.
5. Stock Exchange announcement dated 11 September 2007 relating to dividend declaration.
6. Stock Exchange announcement dated 13 September 2007 relating to Director/ PDMR Shareholding.
7. Stock Exchange announcement dated 13 September 2007 relating to Holding(s) in Company.
8. Stock Exchange announcement dated 13 September 2007 relating to Director/ PDMR Shareholding.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

P. Arthur

pp **J M Pope**
Company Secretary/Solicitor

Dlw 9/19

Company	Cobham PLC
TIDM	COB
Headline	Completion of Acquisition
Released	09:00 28-Aug-07
Number	8480C

RNS Number:8480C
Cobham PLC
28 August 2007

#219
28 August 2007

COBHAM COMPLETES PURCHASE OF PATRIOT ANTENNA SYSTEMS IN THE USA FOR UP TO $45M

Cobham plc ('Cobham') announces that it has now completed the purchase, originally announced on 30 May 2007, of the assets of Patriot Antenna Systems ('Patriot') for an initial cash consideration of $18m on a debt and cash free basis. Additional consideration of up to $27m will be payable, contingent on future performance. The completion of the acquisition follows the obtaining of outstanding environmental clearances.

Based in Michigan, USA and employing approximately 100 people, Patriot designs and manufactures parabolic antennas, utilising its patented dual skin technology, and a range of specialist Radio Frequency (RF) equipment. The antennas range from very large 12 metre antennas for deep space communications to military and civilian satellite communication antennas. Patriot also designs and manufactures innovative satellite communication products, focused on the medium and large antennas market, including high accuracy positioning systems, portable and flyway antenna systems as well as die cast microwave feed components.

The acquisition of Patriot provides a product, technology and capability set that can be exploited across Cobham's antennas business, particularly in the growing US government and military Satellite On The Move markets.

- ends-

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Weber Shandwick Financial	
Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. Cobham Antennas - With facilities on three continents Cobham Antennas designs and manufactures off-the-shelf and custom state-of-the-art antenna

components and sub-systems that accommodate frequencies from 2 MHz to 60 GHz. Designs include space-saving single band, multi-band and combination antennas to meet communication requirements for aviation, space, vehicular, watercraft and ground-based systems for military and civil applications worldwide. The antenna products are complemented by a range of RF and digital applications including miniature interference cancellation (mINCAN), direction finding products and systems that meet the increasing demand for communications on the move.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

COBHAM

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2007

11 September 2007

Cobham plc, the aerospace and defence company, today announces first half results:

	2006	**2007**	Change
Orders received (2006 includes Sentinel[1])	£865.5m	**£575.3m**	(33.5)%
Total revenue[2]	£517.2m	**£493.8m**	(4.5)%
Underlying[3] trading margin	16.0%	**16.9%**	+0.9pts
Underlying[3] profit before tax (PBT)	£78.9m	**£86.1m**	+9.1%
Underlying[3] earnings per share	4.97p	**5.48p**	+10.3%
Basic earnings per share	6.87p	**4.43p**	
Operating cash conversion[4]	71.1%	**75.1%**	
Interim dividend	1.11p	**1.22p**	+10%

- Solid order intake, order book of £1.7bn
- Good organic revenue growth of 7.8% across the technology divisions
- Success with several significant R&D projects; PV up to 6.2%
- Group trading margin increased as a result of portfolio restructuring and operational efficiencies
- Excellent underlying EPS growth of 10.3% (15.3% at constant translation exchange)
- Acquisitions remain a key element of the growth strategy

Gordon Page, CBE, Chairman, commented,
"Another set of strong results underline the Group's progress halfway into the implementation of its three year strategic plan. We continue to deliver operational efficiencies, enhance our technology base, win positions on long term programmes and make progress with our acquisition strategy."

Enquiries:

Cobham plc Telephone: +44 (0) 1202 882020
+44 (0) 207 067 0700 (on the day)
Allan Cook, *Chief Executive*
Warren Tucker, *Group Financial Director*
Julian Wais, *Director of Investor Relations*

Weber Shandwick Financial +44 (0) 207 067 0700
Susan Ellis, Louise Robson

Notes:
An extract of the Interim Report is attached. A presentation of the results will be available as a webcast by 4.30pm on 11 September, and the published Interim Report as a download file on 26 September, at www.cobham.com.

1. Sentinel is also known as Coastwatch, a 12 year AUS$1bn contract awarded in March 2006. Order intake was up 6.6% excluding Sentinel

The following notes apply throughout this interim report.

2. Total revenue includes the results of both continuing and discontinued operations up to the point of disposal. For 2006, discontinued operations consisted of the results of Wallop Defence Systems, which was sold in March 2006. Other businesses disposed of but not classified as discontinued in 2006 included Precision Antennas (April 2006) and Dräger Aerospace (July 2006).

3. In order to assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets arising on acquisition and the impact of marking to market foreign exchange derivatives not realised in the period. All underlying measures include the operational results of both continuing and discontinued businesses up to the point of sale, but exclude exceptional profits or losses arising from portfolio restructuring and integration activities undertaken in the period and exceptional costs directly associated with terminated acquisitions. Any impairments of goodwill and mark to market of inventory upon acquisition would also be excluded from underlying measures but none exist in the current or comparative period. Details of these adjustments may be found in the table on page 4.

4. Operating cash flow is defined as cash generated from operations, adjusted for cash flows from the purchase or disposal of fixed assets. Operating cash conversion is defined as operating cash flow as a percentage of trading profit, excluding profit from joint ventures.

GROUP REVIEW

Continued emphasis on the strategy announced in September 2005 has produced tangible results for Cobham with further strong organic revenue growth, underlying EPS growth and cash generation after a further increase in technology investment. The Group measures its performance against the following financial key performance indicators (KPIs):

KPI	Half Year 2006 Actual	**Half Year 2007 Actual**	Full Year 2006 Actual	**Annual Target**
Technology divisions organic growth (revenue)	8.3%	**7.8%**	5.8%	**High single digit**
Underlying EPS growth (at constant translation exchange rates)	10.0%	**15.3%**	10.7%	**High single digit**
Operating cash conversion	71.1%	**75.1%**	84.3%	**>80%**
PV expenditure	5.9%	**6.2%**	6.0%	**7% in medium term**

Future revenue growth is underpinned by solid demand in a number of the Group's markets, with an order book of over £1.7bn. Excluding Sentinel (formerly Coastwatch), the March 2006 AUS$1bn contract, orders received increased by 6.6% over the prior period, although there was a decrease to £575.3m (2006: £865.5m) in the headline order intake. There was a strong performance across the Group on both military and commercial aerospace programmes, with the technology divisions maintaining a book to bill ratio in excess of one.

The proportion of revenue generated from the important US market in the period increased to 47% (2006: 45%) of total revenue. The Group won important new military and commercial business in the US, including Cobham's largest ever military antenna award, which could be worth up to $248m over 5 years. It is expected that the percentage of Cobham's revenue in the higher growth US market will continue to increase over time. Military revenue was also higher at 55% (2006: 54%) with military land sales increasing to 24% (2006: 21%).

Cobham has increased its focus on a selected number of faster growth countries. In India, where a sales office was opened in 2006, the Group has concentrated on making strategic alliances with local partners to generate long-term growth. Orders were received for antennas for the Indian Light Combat Aircraft and Interim Jet Fighter. A permanent presence has also been established in South Korea and Cobham's antenna and avionics products have been selected for the indigenous KHP (utility helicopter) programme. In the Middle East, the Group recently won a contract for battlefield communications in Saudi Arabia. Cobham remains optimistic about prospects in these markets.

In line with the strategy of increasing investment in technology, PV expenditure (or company funded R&D) increased in the period to 6.2% (2006: 5.9%) of the technology divisions' revenue. The Group has a goal to increase PV expenditure to around 7% in the medium term in order to accelerate development of the Group's chosen technologies and drive growth. Various PV funded projects were substantially completed in the period. These included the Eagle tactical networked radio and significant elements of the EFIS (Electronic Flight Instrument System) suite of products that comprise 'the Cobham cockpit'. Ongoing PV funded projects include the ceramic oxygen generating system, digital video links, advanced low profile antennas and the next generation of microwave integrated circuits.

In the first half of 2007, the Group made progress on a number of projects to further integrate operations. In the Life Support Division, the consolidation of the diving products business, formerly based in Mississauga, Canada, into the Carleton Life Support Systems business, based in Davenport in the USA

was completed. Within the Antennas Division, the relocation of the Racal Antennas business based in Southampton, UK, into Chelton Limited's new purpose designed facility in Marlow, UK, commenced. The project to relocate and streamline the Air Refuelling and Auxiliary Mission Equipment Division's Wimborne, UK facility into a purpose built factory on an adjacent site has made further progress.

Implementation of business lean practices continue in order to reduce inventory, improve cycle times, provide better customer service and improve operating performance. More effective management of the supply chain has also shown positive results across the Group. Group procurement teams, using the most up-to-date supply chain software, have improved pricing and terms from key suppliers. In the UK, Cobham is a signatory to the SC21 initiative (a UK wide approach to Supply Chain management sponsored by the Society of British Aerospace Companies), which will further improve procurement activities.

On 28 August the Group announced the completion of the acquisition of Patriot Antenna Systems (Patriot) for cash consideration of $18m, with additional consideration of up to $27m, contingent on future performance. Patriot is based in the USA and designs and manufactures parabolic antennas and a range of specialist Radio Frequency equipment. It provides a product, technology and capability set that can be exploited across Cobham's antenna business, particularly in the growing US government and military Satellite On The Move market.

Acquisitions remain a key element of the growth strategy to reinforce existing strengths by enhancing key Group technologies and market positions. The Group had previously identified over 100 acquisition opportunities and, during the period, in addition to the successful purchase of Patriot Antennas, has been in advanced negotiations regarding several other transactions that did not complete. The largest of these was a US company, on which the Group incurred costs of £3.9 million on due diligence, legal, financing and class 1 circular expenses. Active discussions are ongoing regarding a number of further potential acquisitions. The Group remains confident it can utilise its balance sheet on acquisitive growth, within its investment criteria.

In June the UK Government approved the Private Finance Initiative solution for the Future Strategic Tanker Aircraft (FSTA). The Group successfully negotiated a reduction in its shareholding in the AirTanker consortium to 13.3% in order to more closely align it with its contractual share of work. The next step for FSTA is the completion of the financing competition, with the focus on closure by the end of 2007.

Jeff Edington, a non executive Director of Cobham, retired from the Board at the AGM. The Board would like to thank Jeff for his excellent contribution to Cobham during his eleven years of service as a non executive director. In addition, Mark Ronald was appointed to the Board with effect from 8 January 2007. As previously announced, Alex Hannam will retire as an executive Director at the end of 2007.

FINANCIAL REVIEW

Trading profit is calculated as follows: £m	Half Year to 30.06.06	**Half Year to 30.06.07**	Year to 31.12.06
Result before joint ventures and associates	91.1	**63.7**	184.0
Share of post-tax results of joint ventures and associates	1.7	**1.8**	4.7
Operating profit from continuing operations	92.8	**65.5**	188.7
Adjusted to exclude:			
(Gain)/loss on portfolio restructuring	(1.9)	**5.5**	(1.5)
(Gain)/loss on revaluation of currency instruments	(10.7)	**2.1**	(10.8)
Costs of terminated acquisition	-	**3.9**	-
Amortisation of intangible assets arising on acquisition	1.6	**6.4**	9.1
Trading profit from continuing operations	81.8	**83.4**	185.5
Trading profit from discontinued operations	0.8	**-**	0.8
Trading profit (underlying operating profit)	82.6	**83.4**	186.3

Underlying profit before tax is calculated as follows: £m	Half Year to 30.06.06	**Half Year to 30.06.07**	Year to 31.12.06
Profit on continuing operations before taxation	89.0	**68.2**	185.2
Adjusted to exclude:			
(Gain)/loss on portfolio restructuring	(1.9)	**5.5**	(1.5)
(Gain)/loss on revaluation of currency instruments	(10.7)	**2.1**	(10.8)
Costs of terminated acquisition	-	**3.9**	-
Amortisation of intangible assets arising on acquisition	1.6	**6.4**	9.1
Underlying profit before taxation from continuing operations	78.0	**86.1**	182.0
Underlying profit before taxation from discontinued operations	0.9	**-**	0.9
Underlying profit before taxation	78.9	**86.1**	182.9

Profit after tax used in the calculation of underlying EPS is calculated as follows: £m	Half Year to 30.06.06	**Half Year to 30.06.07**	Year to 31.12.06
Profit after taxation attributable to equity shareholders	77.4	**50.2**	148.1
Adjusted to exclude (after tax):			
(Gain)/loss on portfolio restructuring (after tax)	(15.0)	**3.6**	(15.2)
(Gain)/loss on revaluation of currency instruments (after tax)	(7.5)	**1.4**	(7.6)
Costs of terminated acquisition (after tax)	-	**2.7**	-
Amortisation of intangible assets arising on acquisition (after tax)	1.1	**4.2**	6.3
Underlying profit after tax	56.0	**62.1**	131.6
Underlying earnings per ordinary share (pence)	4.97	**5.48**	11.66

Total Group revenue in the first half of 2007 was £493.8m (2006: £517.2m). The Group achieved organic revenue growth in the year, before the impact of adverse currency translation and net business disposals made in 2006. The key driver has been the technology divisions which achieved organic revenue growth of 7.8% (2006: 8.3%). Cobham Flight Operations and Services revenue was broadly unchanged. An analysis of the major changes in the technology divisions' revenue in the first half of 2007 is as follows:

Technology Divisions

H1 2006	FX Translation	Disposals	Acquisitions	Organic Growth	H1 2007
£407.7m	**-£26.4m** *-6.5%*	**-£18.8m** *-4.6%*	**+£2.0m** *+0.5%*	**+£31.8m** *+7.8%*	**£396.3m**

Average H1 2006 US$/£ exchange rate = $1.79/£1. Average H1 2007 US$/£ exchange rate = $1.97/£1.

Group trading profit in the first half of 2007 increased to £83.4m (2006: £82.6m) but again was affected by adverse currency translation. The Group's underlying trading margin increased by a further 0.9% points to 16.9% (2006: 16.0%). This was due to the continued focus on operational efficiencies and the prior year disposal of non core businesses. As a consequence of these initiatives, the technology divisions' margin has increased by some 3.5 percentage points since the first half of 2005 to 19.5% in the period. As PV expenditure increases in the medium term, the margin for the technology divisions is expected to trend back towards the level previously guided.

The key driver of Group trading profit growth was the technology divisions where organic growth was 10.3% (2006: 8.7%). Cobham Flight Operations and Services' trading profit declined to £9.1m (2006: £9.6m) due to the timing of engineering work done in the UK and AVdef (a joint venture company) contracts. An analysis of the major changes in the technology divisions' trading profit in the first half of 2007 is as follows:

Technology Divisions

H1 2006	FX Translation	Disposals	Acquisitions	Organic Growth	H1 2007
£73.2m	**-£3.7m** *-5.1%*	**-£0.3m** *-0.4%*	**+£0.5m** *+0.7%*	**+£7.5m** *+10.3%*	**£77.2m**

In the first half of 2007, Cobham invested £24.6m (2006: £23.9m) in PV, equivalent to 6.2% (2006: 5.9%) of the technology divisions' revenue for the period. Additionally there was a significant level of externally funded research and development expenditure, raising total research and development expenditure in the technology divisions to more than 10% of revenue.

Net finance income in the period was £2.7m (2006: expense of £3.7m), reflecting the Group's disposals, net cash position and increased finance income in pension schemes of £2.7m (2006: £0.3m). Underlying profit before tax increased by 9.1% to £86.1m (2006: £78.9m).

On an underlying basis, the effective tax rate for the period fell to 28.0% (2006: 29.4%), including the impact of the future fall in the UK corporation tax rate on deferred tax items. The underlying tax rate is calculated by dividing the Group's underlying tax charge by its underlying profit before tax, excluding the share of post-tax results of joint ventures and associates.

The strong revenue growth in the technology divisions, improved margins and favourable interest impact from business disposals resulted in an increase in underlying earnings per share (EPS). For the first half

of 2007, underlying EPS increased 10.3% to 5.48p (2006: 4.97p) or 15.3% at constant translation exchange rates.

Basic earnings per share were lower than the comparable period at 4.43p (2006: 6.87p). This was due to losses on the marking to market of currency hedges (2006: profit), an increase in the charge for amortisation of intangibles recognised on business combinations and £3.9m of non underlying terminated acquisition costs (2006: Nil). In addition, a total of £5.5m of non underlying portfolio restructuring and integration costs (2006: £15.0m income) were incurred, consistent with the Group's strategic plan and prior guidance. To date, portfolio restructuring has produced exceptional profits of £20.1m which, after taking into account the restructuring costs in the first half of 2007, gives a cumulative net profit of £14.6m. The Group is actively working on integration and restructuring plans to invest the remaining exceptional profits, as previously indicated.

Operating cash inflow in the year, after capital expenditure and PV (which is expensed in the income statement) but before the payment of tax and interest was £61.3m (2006: £57.5m), representing 75.1% (2006: 71.1%) of trading profit before the Group's share of post–tax results of joint ventures and associates. After the payment of tax, terminated acquisition and restructuring costs, net interest and the receipt of dividends from joint ventures, the Group generated free cash flow of £46.7m (2006: £30.4m).

The Group ended the first half of 2007 with net cash balances of £58.6m (31 December 2006: £0.9m). Included within the net cash balances are significant sterling cash deposits and US dollar denominated borrowings. The Group continues to benefit from the policy of holding US dollar borrowings, as these act as a natural hedge against related assets and dollar earnings from US subsidiaries. Movements in exchange rates reduced net US dollar denominated borrowings on translation in the first half by some £6.9m (2006: £23.7m).

An interim dividend of 1.22p (2006: 1.11p), representing a 10% increase on the comparable period last year, has been approved by the Board and will be paid on 13 December 2007 to all shareholders on the register as at 16 November 2007.

COBHAM

DIVISIONAL REVIEW

Cobham Air Refuelling & Auxiliary Mission Equipment

£m	Half Year 2006	**Half Year 2007**	Organic Revenue Growth
Revenue	41.2	**40.1**	1.1%
Trading profit	3.8	**3.8**	

The financial performance in the first half reflects the continuing dip in air refuelling business throughput. Strong underlying aftermarket business accounted for a significant proportion of first half revenue. Cobham continues to expect the Division to at least maintain its prior year trading profit in 2007 and to start to revert to its medium term growth trend in 2008 as programmes already secured come on stream.

In the USA, the aftermarket support centre at Hurlburt Field Air Force Base is now fully operational supporting the fleet of C130H Combat Talon II tanker aircraft for the US Special Forces. The support centre, in partnership with Boeing, provides first line maintenance and repair capabilities on site and reflects the Division's increased focus on the aftermarket and strong relationship with the end customer.

PV investment in the 90X air refuelling technology platform for the A330MRTT and A400M tanker aircraft continues with the development programme on schedule. The first 905E wing pods have been delivered to EADS-CASA allowing first flight of the Australian A330MRTT in June, this also being Cobham's 1,000th refuelling system delivered. PV investment continues in the USA on the development of autonomous UAV to UAV refuelling. Further trials are awaiting Federal Aviation Administration (FAA) approval.

The Boeing V-22 Osprey tilt-rotor aircraft has achieved initial operating capability with the Division's refuelling probe and the focus is now on full rate production following agreement with Boeing on the structure of a multi-year buy programme. A lean manufacturing flow-line has been established to support full rate production.

Following new orders from Boeing, the BRU-61/A Small Diameter Bomb launcher is now in full rate production with a lean flow line established in the USA. The engineering phase for the launcher concluded ahead of schedule, with the BRU-61/A representing the first of a new series of pneumatic weapon carriage and release systems developed by Cobham. Development work was also completed on a pneumatic multi-store carrier for the F/A-18 which positions Cobham for the upcoming US Navy Multi-Purpose Bomb Rack competition.

Cobham Antennas

£m	Half Year 2006	**Half Year 2007**	Organic Revenue Growth
Revenue	92.0	**80.8**	5.1%
Trading profit	20.0	**18.4**	

Operating results were impacted by the disposal of Precision Antennas in April 2006, which contributed revenue of £9.4m in 2006, and by the impact of adverse currency translation. Solid underlying organic revenue growth was maintained, which is pleasing given the strong growth already achieved in 2006. Margins were robust due to the benefit of operational efficiencies achieved.

The transfer of operations into the new Chelton Centre at Marlow was successfully completed and consolidation of Racal product manufacture from Southampton to Marlow has commenced.

As previously referred to above, the acquisition of Patriot Antennas in the USA will add a product, technology and capability set that can be exploited across the business, particularly in the growing US government and military SATCOM markets.

Military land contracts included the US$30m US Marine Corp TEAMS award for 34 metre electromechanical hoisted masts. These increase the range and utility of line of sight radio systems and can be transported on any High Mobility Multipurpose Wheeled Vehicles (HMMWV) without permanent modification. Orders were also received for masts for the UK FALCON programme.

In the commercial aerospace market, the division has enjoyed success on a range of wide bodied and single aisle aircraft. Significantly, the HGA-7001 Satellite Communications Antenna System was selected by Rockwell Collins for the Boeing 787 Dreamliner with the same antenna system selected by Boeing for the 777 and 747-8 aircraft.

Cobham Antennas' position in the military aerospace antenna market remains strong, with several contracts agreed for the supply of antennas and the tailfin for the Augusta Westland future Lynx programme. Pre-production orders were received from India for equipment on the new Light Combat Aircraft and Interim Jet Fighter, with follow-on orders for antennas on the Su-30 aircraft.

In the UK, the C130 upgrade programme continues to be supported and a seven year £7m support contract was received for Tornado composite nose radomes. The growth in Terrestrial Trunk Radio (TETRA) systems around the world reflects demand for interoperable and secure airborne communications systems. Orders for TETRA radio systems were received from the UK MoD and shipments were made to the South African Police.

At sea, demand continues to increase for marine stabilised broadband satellite antenna systems, with large orders received for VSAT systems. A new range of compact TV receive antennas was introduced to the leisure boat market, helping to increase total order intake for marine antennas by more than 20% over the same period last year.

Cobham Avionics and Surveillance

£m	Half Year 2006	**Half Year 2007**	Organic Revenue Growth
Revenue	100.8	**119.5**	21.7%
Trading profit	13.4	**20.8**	

An excellent performance was achieved in the period with growth in revenue and trading profit across the division, in particular reflecting growth in the covert Law Enforcement and National Security (LENS) market and improvement in the French operating units.

The market for avionic products developed under PV programmes remains robust, particularly for rotary wing aircraft with the division continuing to secure positions with helicopter Original Equipment Manufacturers (OEMs). Cobham was selected by L-3 Communications to supply the United States Navy with a comprehensive suite of avionics equipment for the TH-57 training helicopter retrofit programme, being the Navy version of the Bell 206 JetRanger. Cobham will be integrating its Electronic Flight Instrument System (EFIS), Engine Indication and Crew Alerting System (EICAS), VHF and tactical radios, audio control, and Emergency Locator Transmitter (ELT) to create a 'Cobham Cockpit'. The HeliSAS helicopter autopilot developed with PV funding is nearing FAA certification on the Robinson R-44, the best selling helicopter in the world. Given the diverse range of opportunities opening up to it, the Division licenced the EFIS software for use on a small number of non core platforms and, consequently, received licence fee income in the period.

Sales of wireless digital video and audio surveillance technology have been strong in the LENS market, with digital video datalinks being actively sought by robotics OEMs. Covert subject and internet surveillance product sales are being driven by increased security concerns worldwide. These concerns are also increasing sales of the Division's multi-mission radio.

The performance of business units in France has further improved, with strong sales of avionics equipment and digital intercom systems to Airbus, Eurocopter and other aircraft OEMs, including special mission helicopters and fixed wing military trainers.

The Division's LENS businesses have been consolidated and the new structure is establishing itself with consolidation of the avionics businesses underway. The consolidated offerings will improve technology transfer, establish a greater presence in the marketplace and provide the scale necessary to support larger customer programmes.

Cobham Defence Electronic Systems

£m	Half Year 2006	**Half Year 2007**	Organic Revenue Growth
Revenue	100.7	**94.0**	0.8%
Trading profit	23.3	**21.8**	

At constant exchange rates, the Division's strong H1 2006 revenue was maintained. Since the first half of 2005, cumulative organic revenue growth in the Division has been well ahead of the target low double digit growth rates. Cobham continues to expect further organic revenue growth in full year 2007. Consistent with previous guidance, it is anticipated that margins will trend below the exceptional levels achieved in 2006.

A long term Indefinite Delivery, Indefinite Quantity contract has been secured for digital vehicle communication systems. In total, nearly 100,000 units have now been sold worldwide. Cobham Defence Communications based in Blackburn received a Queen's Award for Enterprise in the International Trade Category in recognition of its 300% increase in export sales in the past five years

The Division continues to introduce new communication and situational awareness products into the military market, including the product launch of the Eagle Close Combat Radios developed in collaboration with ERA Technology, another Cobham Group company. Initial orders have already been received from the UK MoD, Egypt and New Zealand.

The order backlog for microwave components and rotary systems is at a record level. Orders were received for upgrades to NATO and USAF Airborne Warning and Control System aircraft, as well as new airborne antennas and radome systems for Electronic Warfare (EW), Communications and Radar applications.

Follow on orders were received for the F-22 Radar, EW and Communication, Navigation and Identification systems, as well as the ALR-67 F-18 Radar Warning Receiver, and F-35 EW systems. Further R&D development was also secured for these and other platforms, including awards for new product applications for the AARGM missile, and a number of F-16 and F-18 aircraft avionics systems. Orders and revenue for ground mobile and fixed tactical and strategic army antenna communications systems have been strong.

The Division's focus on technology was rewarded with development programmes for the second phase of the USAF Scaleable Panel for Efficient Affordable Radars (SPEAR) program and additional Digital Receiver Exciter (DREX) contracts. SPEAR is a ground based low power density antenna panel being developed for future Ballistic Missile Defence Systems Radars. DREX will support multiple signal processing for the next generation of phased array radar systems.

Cobham Life Support

£m	Half Year 2006	**Half Year 2007**	Organic Revenue Growth
Revenue	73.0	**61.9**	5.6%
Trading profit	12.7	**12.4**	

Underlying revenue growth in the period was in line with medium term target growth rates. Reported revenue was lower than 2006 due to the disposal of Dräger Aerospace (Dräger) in July 2006, which contributed revenue of £9.3m in H1 2006, and to adverse currency translation. There was an improvement in the Division's underlying trading profit margin due both to the sale of Dräger and the ongoing operational improvement programme.

Integration efforts have continued, resulting in a reduction from five sites to three. In keeping with this plan, the scheduled integration of H Koch and Sons from California to operations in Florida was completed in the first quarter with the cycle time for ground vehicle products reduced by more than 50%. Diving product manufacture was successfully consolidated from Ontario, Canada to Iowa, USA utilising space made available through lean manufacturing techniques.

Further orders were won for passenger restraints with strong shipments for these products to the US Army's Tank-automotive and Armament Command. These systems are being installed on all new production vehicles and retrofitted to the existing fleet of HMMWVs.

Orders worth US$15m were received for the Division's microclimate cooling systems (MCUs) for the US Army Stryker vehicle, bringing the number of systems fielded with the US Army on various helicopters and ground vehicles to over 5,000. With growing interest in microclimate cooling units on the Stryker Vehicle, work is underway to increase the adoption of its cooling technology across the US fleet of tactical vehicles. The Group is currently qualifying its two and six man cooling systems and working with the US Army to continue the tactical vehicle testing of its range of units on the HMMWV and Bradley fighting vehicles. An order was also received from the US Army for retrofit of MCUs onto UH-60 Blackhawk, CH-47 Chinook and OH-58 Kiowa helicopters.

Cobham's On Board Inert Gas Generating System (OBIGGS) enjoyed continued success with receipt of a follow on order for the Boeing C-17 Globemaster III Airlifter. An initial OBIGGS production order for the B787 Dreamliner was received, which will be the first commercial aircraft fitted with the system. In the rotary wing market, the Division also secured an order for the development and production of its OBIGGS system for the VH-71 Presidential helicopter.

As the oxygen systems provider for the C-27, the Division will benefit from the selection of the C27-J aircraft for the US Army and Air Force $2bn Joint Cargo Aircraft (JCA) programme. Cobham will supply the oxygen systems to Alenia North America.

Cobham Flight Operations and Services

£m	Half Year to 30.6.06	**Half Year to 30.6.07**	Organic Revenue Growth
Revenue	96.4	**94.5**	-
Trading profit	9.6	**9.1**	

Trading in the first half of 2007 was slightly behind the prior year due to the timing of engineering work in the UK and AVdef (a joint venture company) contracts.

In March the Division secured an agreement worth up to AUS$300m to operate Qantaslink's entire operational fleet of 11 B717 aircraft on a longer term basis. Cobham currently provides pilots, cabin crew and first line maintenance for eight B717 aircraft for Qantas on a short term basis, and will now operate 11 B717 aircraft for five years to 2012. The first of the three additional 115 seat aircraft has begun flights on schedule, operating from Perth. The AUS$1bn Sentinel programme remains on schedule with the fifth of the ten all electronic Dash 8 aircraft delivered. This improved capability will enhance the Australian Border Patrol Command operation.

In the UK, performance on existing long term contracts remains robust. In particular, the primary air warfare training contract is operating successfully, with a number of supplementary tasks received for specialised mission systems support.

Cobham Flight Inspection was formed in the period to consolidate flight inspection activities in the UK and Germany. A five year contract was renewed with the Manchester Airport Group and a new short term contract secured from the Portuguese Air Force.

The FB Heliservices (FBH) joint venture secured a £9m contract extension to 2010 to provide helicopters and support to British Forces Cyprus. In line with the UK Defence Industrial Strategy, a twenty year partnering contract was also secured for the provision of support services for a further four helicopters.

FBH has formed a team with Bristow Helicopters and Serco to bid for the UK wide harmonised search and rescue contract, aiming to improve the service currently provided by six RAF, two Navy and four Bristow coastal bases. The first stage of the competitive process has completed, with contract award anticipated in mid 2009. The FSAS joint venture in Malaysia operating a single aircraft was closed, incurring some exceptional closure costs.

OUTLOOK

Another set of strong results underline the Group's progress with the implementation of its three year strategic plan. Delivery of operational efficiencies, enhancements to the technology base and programme wins continue, as does progress on the acquisition strategy. Since 2005 four divisions, being Antennas, Avionics & Surveillance, Defence Electronic Systems and Life Support have all grown strongly and above the previously guided medium term growth targets set for them. In the last three years, Air Refuelling and Auxiliary Mission Equipment and Cobham Flight Operations and Services have been successful in securing a number of contracts that will firmly underpin their long term revenue. Cobham is well placed in growth markets around the world, with preferred supplier positions on major air, land and marine programmes.

Cobham has identified a number of potential acquisitions and continues to be active on significant opportunities that would enhance key Group technologies and market positions.

Since 2005, the Group has deepened its technology base and broadened its range of distinctive capabilities. This, together with cross divisional collaboration, has improved the Group's competitive position as further market share is secured from competitors in established and adjacent markets such as homeland security. Benefits will continue to be realised from ongoing operational improvements and the Group remains committed to further investment in technology, capabilities and business integration.

The Board remains confident about the Group's organic and acquisition growth prospects and looks forward to achieving further progress in 2007 and beyond.

Consolidated income statement (unaudited)
For the half year ended 30 June 2007

£m	Note	Half year to 30.06.07	Half year to 30.06.06	Year to 31.12.06
Continuing operations				
Revenue	3	**493.8**	513.6	1,012.1
Cost of sales		**(336.7)**	(354.3)	(679.2)
Gross profit		**157.1**	159.3	332.9
Selling and distribution costs		**(30.3)**	(29.5)	(57.1)
Administrative expenses		**(61.0)**	(49.4)	(102.6)
Share of post-tax results of joint ventures and associates		**1.8**	1.7	4.7
(Loss) / gain on revaluation of currency instruments	10	**(2.1)**	10.7	10.8
Operating profit	3	**65.5**	92.8	188.7
Finance income	4	**29.6**	20.6	47.2
Finance expense	4	**(26.9)**	(24.4)	(50.7)
Profit on continuing operations before taxation		**68.2**	89.0	185.2
Tax on continuing operations	7	**(17.6)**	(25.3)	(50.7)
Profit on continuing operations after taxation		**50.6**	63.7	134.5
Discontinued operations				
Profit after taxation from discontinued operations	11	**-**	13.9	13.8
Profit after taxation for the period		**50.6**	77.6	148.3
Profit attributable to equity shareholders		**50.2**	77.4	148.1
Profit attributable to minority interests		**0.4**	0.2	0.2
Profit after taxation for the period		**50.6**	77.6	148.3
Earnings per Ordinary Share	5			
-Basic		**4.43p**	6.87p	13.13p
-Fully diluted		**4.40p**	6.80p	13.00p
Dividends				
-Proposed per share (not accrued)		**1.22p**	1.11p	2.64p
-Authorised per share (accrued)		**2.64p**	2.40p	-
-Paid per share		**-**	-	3.51p
-Proposed £ million (not accrued)		**13.8**	12.5	29.8
-Authorised £ million (accrued)		**29.9**	27.1	-
-Paid £ million		**-**	-	39.7

Trading profit is calculated as follows:

£m	Note	Half year to 30.6.07	Half year to 30.6.06	Year to 31.12.06
Operating profit from continuing operations		**65.5**	92.8	188.7
Adjusted to exclude (from administration expenses)				
Loss / (gain) on portfolio restructuring	6	**5.5**	(1.9)	(1.5)
Loss / (gain) on revaluation of currency instruments	10	**2.1**	(10.7)	(10.8)
Costs of terminated acquisition		**3.9**	-	-
Amortisation of intangible assets arising on acquisition		**6.4**	1.6	9.1
Trading profit from continuing operations		**83.4**	81.8	185.5
Trading profit from discontinued operations	11	**-**	0.8	0.8
Trading profit		**83.4**	82.6	186.3

Consolidated balance sheet (unaudited)
As at 30 June 2007

£m	Note	**As at 30.6.07**	As at 30.6.06	As at 31.12.06
Assets				
Non-current assets				
Intangible assets		**471.0**	527.4	482.6
Property, plant and equipment	8	**188.6**	193.2	187.6
Investment properties		**6.4**	4.0	6.4
Investments in joint ventures		**15.8**	13.3	15.7
Trade and other receivables		**9.3**	10.0	9.2
Derivative financial instruments	10	**10.2**	10.9	8.6
Deferred taxation assets		**7.2**	6.4	6.9
		708.5	765.2	717.0
Current assets				
Inventories		**174.9**	179.9	160.2
Trade and other receivables		**195.9**	199.1	182.6
Corporation tax		**0.9**	1.9	3.2
Derivative financial instruments	10	**5.4**	7.4	7.0
Cash and cash equivalents		**401.5**	279.2	364.3
		778.6	667.5	717.3
Liabilities				
Current liabilities				
Borrowings		**(228.0)**	(237.8)	(231.2)
Trade and other payables		**(227.8)**	(212.2)	(182.6)
Derivative financial instruments	10	**(1.0)**	(1.4)	(1.8)
Corporation tax		**(46.8)**	(44.9)	(45.1)
Provisions		**(38.1)**	(41.3)	(38.0)
		(541.7)	(537.6)	(498.7)
Non-current liabilities				
Borrowings		**(114.9)**	(126.3)	(132.2)
Trade and other payables		**(9.7)**	(5.8)	(7.8)
Derivative financial instruments	10	**(4.7)**	(6.7)	(2.5)
Deferred taxation liabilities		**(26.0)**	(14.2)	(25.6)
Provisions		**(20.9)**	(36.5)	(22.9)
Retirement benefit obligations		**(24.3)**	(72.7)	(29.6)
		(200.5)	(262.2)	(220.6)
Net assets		**744.9**	632.9	715.0
Capital and reserves				
Called up share capital		**28.4**	28.2	28.3
Share premium account		**97.6**	92.5	94.2
Translation reserve		**(7.1)**	(5.7)	(8.9)
Other reserves		**19.7**	13.8	16.0
Retained earnings		**605.8**	504.0	585.3
Total shareholders' equity		**744.4**	632.8	714.9
Minority interest in equity		**0.5**	0.1	0.1
Total equity		**744.9**	632.9	715.0

Net cash / (debt)		**58.6**	(84.9)	0.9
Gearing		**n/a**	13.4%	n/a

Consolidated cash flow statement (unaudited)
For the half year ended 30 June 2007

£m	Note	Half year to 30.06.07	Half year to 30.06.06	Year to 31.12.06
Cash flows from operating activities				
Cash generated from operations	2	**77.2**	73.7	192.4
Corporation taxes paid		**(13.9)**	(25.4)	(46.2)
Interest paid		**(14.7)**	(13.8)	(27.6)
Interest received		**15.1**	9.1	20.3
Net cash from operating activities		**63.7**	43.6	138.9
Cash flows from investing activities				
Dividends received from joint ventures	12	**1.6**	3.0	4.3
Proceeds on disposal of property, plant and equipment	8	**22.1**	13.2	15.2
Purchase of property, plant and equipment		**(37.4)**	(29.1)	(52.9)
Purchase of intangible assets		**(0.4)**	(0.2)	(1.4)
Capitalised expenditure on intangible assets		**(0.2)**	(0.1)	(0.3)
Acquisition of subsidiaries net of cash acquired		**1.0**	(12.3)	(12.2)
Acquisition of minority interests		**-**	(4.2)	(4.2)
Payment of deferred and contingent consideration		**(0.9)**	(3.0)	(7.3)
Disposal of undertakings		**(0.2)**	48.8	83.5
Contingent consideration received		**-**	-	2.9
Restructuring costs	6	**(2.7)**	-	-
Special pension contributions relating to disposals		**-**	(6.4)	(11.5)
Net cash (used in) / from investing activities		**(17.1)**	9.7	16.1
Cash flows from financing activities				
Issue of share capital	5	**3.5**	5.1	6.9
Dividends paid		**-**	-	(39.7)
New borrowings		**17.6**	8.8	78.6
Repayment of borrowings		**(30.6)**	(36.4)	(81.9)
Repayment of obligations under finance leases		**(0.1)**	-	(0.2)
Net cash used in financing activities		**(9.6)**	(22.5)	(36.3)
Net increase in cash and cash equivalents		**37.0**	30.8	118.7
Cash and cash equivalents at start of period		**360.4**	246.6	246.6
Exchange movements		**2.1**	(2.9)	(4.9)
Cash and cash equivalents at end of period		**399.5**	274.5	360.4

Cash and cash equivalents above are shown net of bank overdrafts of £2.0m (31.12.2006: £3.9m; 30.06.2006: £4.7m). These are classified as borrowings in the balance sheet.

Statement of recognised income and expense (unaudited)

For the half year ended 30 June 2007

£m	Note	Half year to 30.6.07	Half year to 30.6.06	Year to 31.12.06
Profit after taxation for the period		**50.6**	77.6	148.3
Net translation differences on investments in overseas subsidiaries		**1.8**	(7.6)	(10.8)
Actuarial gain on pensions		**-**	-	32.8
Actuarial loss on other retirement obligations		**-**	-	(0.5)
Movement on cash flow hedges	10	**2.1**	3.1	0.4
Deferred tax relating to items charged directly to retained earnings		**(0.3)**	(0.8)	(9.7)
Deferred tax credit relating to share-based payments		**(0.2)**	-	1.3
Net income / (expense) recognised directly in equity		**3.4**	(5.3)	13.5
Total recognised income for the period		**54.0**	72.3	161.8
Attributable to:				
Equity holders of the parent		**53.6**	72.1	161.6
Minority interest		**0.4**	0.2	0.2
		54.0	72.3	161.8

Notes to the Interim Report (unaudited)

1. Basis of preparation

This unaudited consolidated interim report has been prepared in accordance with the Listing Rules of the Financial Services Authority. It comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes ("the interim financial report").

The accounting policies remain as published in the financial statements for the year ended 31 December 2006 and are expected to be applied for the year ended 31 December 2007, in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and International Financial Reporting Interpretation Council (IFRIC) interpretations issued and effective at the time of their preparation.

Portfolio restructuring costs include the exceptional profits or losses on the sale of businesses and costs associated with restructuring the Group's business and property portfolio. These costs have been excluded from underlying profit, consistent with accounting policies previously applied, which also exclude the impact of the amortisation of intangible assets recognised on acquisition and the impact of marking to market of foreign exchange derivatives not realised in the period. All underlying measures also include the revenue and operational results of both continuing and discontinued businesses until the point of sale, but exclude exceptional profits or losses arising on disposals actually completed during the period, exceptional costs directly associated with terminated acquisitions, impairments of goodwill and the impact of fair value adjustments to inventory on acquisition. Neither of these last two items have occurred in the period to 30 June 2007 or comparative periods.

The Group has chosen not to early adopt IAS 34, Interim Financial Reporting, in the preparation of this interim financial report.

This interim financial report has been prepared on a going concern basis under the historical cost convention, as modified by the revaluation of certain borrowings and derivative contracts which are held at fair value.

New standards and interpretations to existing standards which are mandatory and have been adopted from 1 January 2007 are as follows:

- IFRS 7, Financial Instruments: Disclosures. The financial statements for the year ended 31 December 2007 will comply with the increased disclosure requirements of IFRS 7.
- IFRIC 7, Applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies.
- IFRIC 8, The Scope of IFRS 2.
- IFRIC 9, Reassessment of embedded derivatives.
- IFRIC 10, Interim financial reporting and Impairment.

The revised standard IAS 23, Borrowing Costs, has been adopted early with effect from 1 January 2007.

No changes to previously published accounting policies or other adjustments were required on the adoption of these new standards, revised standards and interpretations of existing standards.

The translation reserve and retained earnings as shown on the balance sheet as at 30 June 2006 have been restated to reflect the re-assessment of the cumulative translation reserve as disclosed in note 27 of the Cobham plc 2006 Annual Report.

This interim financial report and the comparative figures for the year ended 31 December 2006 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

This report was approved by the Board of directors and approved for issue on 11 September 2007. It is being sent to shareholders and will be available to members of the public at Cobham plc's registered office at Brook Road, Wimborne, Dorset, BH21 2BJ, UK and on the company's website, www.cobham.com.

2. Notes to the consolidated cash flow statement

Cash flows from operating activities

£m	Note	Half year to 30.06.07	Half year to 30.06.06	Year to 31.12.06
Profit after taxation for the period		**50.6**	77.6	148.3
Adjustments for:				
Tax	7	**17.6**	25.4	50.8
Finance income	4	**(29.6)**	(20.7)	(47.3)
Finance expense	4	**26.9**	24.4	50.7
Portfolio restructuring	6	**5.5**	(15.0)	(14.5)
Costs of terminated acquisition		**3.9**	-	-
Loss / (gain) on revaluation of currency instruments	10	**2.1**	(10.7)	(10.8)
Share of post-tax profits from joint ventures and associates		**(1.8)**	(1.7)	(4.7)
Depreciation	8	**16.4**	18.5	36.0
Amortisation of intangible assets		**6.8**	1.9	9.6
Profit on sale of property, plant and equipment	8	**(0.4)**	(2.2)	(2.6)
Pension contributions in excess of pension expenditure		**(2.5)**	(0.6)	(1.9)
Share-based payments		**2.3**	1.6	3.0
Operating cash flows before movements in working capital and provisions		**97.8**	98.5	216.6
Decrease in provisions		**(1.3)**	(4.6)	(16.8)
Increase in working capital		**(19.3)**	(20.2)	(7.4)
Movements in working capital and provisions		**(20.6)**	(24.8)	(24.2)
Cash generated from operations		**77.2**	73.7	192.4

Reconciliation of net cash flow to movement in net cash / (debt)

£m	Half year to 30.06.07	Half year to 30.06.06	Year to 31.12.06
Increase in cash and cash equivalents in the period	**37.0**	30.8	118.7
Net repayment of borrowings	**13.1**	27.6	3.3
Borrowings of undertakings sold	**-**	-	9.9
Exchange movements	**7.6**	25.0	37.3
Movement in net cash / (debt) in the period	**57.7**	83.4	169.2
Net cash / (debt) at beginning of period	**0.9**	(168.3)	(168.3)
Net cash / (debt) at end of period	**58.6**	(84.9)	0.9

During the period to 30 June 2007 borrowings of AUS$37.4m (£15.3m) were drawn down against an existing facility and the total amount borrowed of AUS$67.7m (£27.8m) was repaid. In addition, loan notes of US$5.0m (£2.5m) were repaid in the period.

3. Segmental analysis by business

The Group is organised into six operating divisions and one non-operating division which includes head office and other activities. These divisions are the basis on which the Group reports its segmental analysis.

The principal activities of the Group's operating divisions are:

Cobham Air Refuelling and Auxiliary Mission Equipment	Air refuelling equipment and pneumatic weapons carriage release systems
Cobham Antennas	Antenna components and sub-systems
Cobham Avionics and Surveillance	Electronic products for airborne, marine and land applications
Cobham Defence Electronic Systems	Air, ground and ship board antenna sub-systems, positioners, radomes and high-power microwave components
Cobham Life Support	Aviation oxygen, pneumatic technology for fin actuation in missiles and cryostatic cooling products
Cobham Flight Operations and Services	Operation and maintenance of aircraft in aerospace and defence markets

'Other Activities' includes head office, the central research facility, the central project costs relating to the Future Strategic Tanker Aircraft project and the results of the Countermeasures operations disposed of during 2006.

£m	Air Refuelling and Auxiliary Mission Equipment	Antennas	Avionics and Surveillance	Defence Electronic Systems	Life Support	Flight Operations and Services	Other Activities	Total
Revenue								
Half year to 30 June 2007								
Revenue	40.1	80.8	119.5	94.0	61.9	94.5	10.5	
Inter-segmental revenue	(1.0)	(3.6)	(1.9)	(1.0)	-	-	-	
Total third party revenue	39.1	77.2	117.6	93.0	61.9	94.5	10.5	493.8
Half year to 30 June 2006								
Revenue	41.2	92.0	100.8	100.7	73.0	96.4	17.5	
Inter-segmental revenue	(1.1)	(2.4)	(2.8)	(1.6)	-	(0.1)	-	
Third party revenue – continuing operations	40.1	89.6	98.0	99.1	73.0	96.3	17.5	513.6
Third party revenue – discontinued operations	-	-	-	-	-	-	3.6	3.6
Total third party revenue	40.1	89.6	98.0	99.1	73.0	96.3	21.1	517.2
Year to 31 December 2006								
Revenue	90.4	182.2	206.0	191.6	141.4	188.4	28.7	
Inter-segmental revenue	(1.1)	(6.5)	(6.0)	(2.9)	-	(0.1)	-	
Third party revenue – continuing operations	89.3	175.7	200.0	188.7	141.4	188.3	28.7	1,012.1
Third party revenue – discontinued operations	-	-	-	-	-	-	3.6	3.6
Total third party revenue	89.3	175.7	200.0	188.7	141.4	188.3	32.3	1,015.7
Result								
Half year to 30 June 2007								
Result before joint ventures and associates	3.8	17.9	19.0	18.3	12.0	7.1	(14.4)	63.7
Share of post-tax results of joint ventures and associates	-	-	-	-	-	1.8	-	1.8
Operating profit from continuing operations	3.8	17.9	19.0	18.3	12.0	8.9	(14.4)	65.5
Portfolio restructuring	-	-	-	-	-	-	5.5	5.5
Costs of terminated acquisition	-	-	-	-	-	-	3.9	3.9
Gain on revaluation of currency instruments	-	-	-	-	-	-	2.1	2.1
Amortisation of intangible assets on acquisition	-	0.5	1.8	3.5	0.4	0.2	-	6.4
Total trading profit	3.8	18.4	20.8	21.8	12.4	9.1	(2.9)	83.4
Half year to 30 June 2006								
Result before joint ventures and associates	3.8	19.2	12.1	24.2	12.3	7.9	11.6	91.1
Share of post-tax results of joint ventures and associates	-	-	-	-	-	1.7	-	1.7
Operating profit from continuing operations	3.8	19.2	12.1	24.2	12.3	9.6	11.6	92.8
Portfolio restructuring	-	-	-	-	-	-	(1.9)	(1.9)
Gain on revaluation of currency instruments	-	-	-	-	-	-	(10.7)	(10.7)
Amortisation of intangible assets on acquisition	-	0.8	1.3	(0.9)	0.4	-	-	1.6
Trading profit from continuing operations	3.8	20.0	13.4	23.3	12.7	9.6	(1.0)	81.8
Trading profit from discontinued operations	-	-	-	-	-	-	0.8	0.8
Total trading profit	3.8	20.0	13.4	23.3	12.7	9.6	(0.2)	82.6
Year to 31 December 2006								
Result before joint ventures and associates	12.8	39.8	28.7	43.2	26.4	15.3	17.8	184.0
Share of post-tax results of joint ventures and associates	-	-	-	-	-	4.7	-	4.7
Operating profit from continuing operations	12.8	39.8	28.7	43.2	26.4	20.0	17.8	188.7
Portfolio restructuring	-	-	-	-	-	-	(1.5)	(1.5)
Gain on revaluation of currency instruments	-	-	-	-	-	-	(10.8)	(10.8)
Amortisation of intangible assets on acquisition	-	1.4	3.5	3.2	0.9	0.1	-	9.1
Trading profit from continuing operations	12.8	41.2	32.2	46.4	27.3	20.1	5.5	185.5
Trading profit from discontinued operations	-	-	-	-	-	-	0.8	0.8
Total trading profit	12.8	41.2	32.2	46.4	27.3	20.1	6.3	186.3

4. Finance income and expense

£m	Half year to 30.6.07	Half year to 30.6.06	Year to 31.12.06
Finance income:			
Continuing operations			
Bank interest	**15.2**	8.5	21.1
Other interest	**0.3**	0.8	0.8
Expected return on pension scheme assets	**14.1**	11.3	25.3
	29.6	20.6	47.2
Discontinued operations			
Bank interest	**-**	0.1	0.1
Total finance income	**29.6**	20.7	47.3
Finance expense:			
Continuing operations			
Interest on bank overdrafts and loans	**(15.2)**	(13.1)	(27.5)
Other interest	**(0.3)**	(0.3)	(0.7)
Interest on pension scheme liabilities	**(11.4)**	(11.0)	(22.5)
Total finance expense	**(26.9)**	(24.4)	(50.7)
Net finance income / (expense)	**2.7**	(3.7)	(3.4)

5. Earnings per Ordinary Share

		Half year to 30.06.07	Half year to 30.06.06	Year to 31.12.06
Basic EPS				
Earnings attributable to ordinary shareholders	£m	**50.2**	77.4	148.1
Weighted average number of shares	million	**1,133.3**	1,126.9	1,128.3
Basic EPS	pence	**4.43**	6.87	13.13
Fully diluted EPS				
Earnings attributable to ordinary shareholders	£m	**50.2**	77.4	148.1
Weighted average number of shares	million	**1,133.3**	1,126.9	1,128.3
Effect of dilutive securities:				
Options		**6.7**	10.0	10.9
Long term incentive plans		**1.5**	1.2	-
Fully diluted number of shares	million	**1,141.5**	1,138.1	1,139.2
Fully diluted EPS	pence	**4.40**	6.80	13.00
Underlying EPS				
Profit after taxation attributable to equity shareholders	£m	**50.2**	77.4	148.1
Loss / (gain) on portfolio restructuring (after tax)		**3.6**	(15.0)	(15.2)
Loss / (gain) on revaluation of currency instruments (after tax)		**1.4**	(7.5)	(7.6)
Costs of terminated acquisition (after tax)		**2.7**	-	-
Amortisation of intangible assets arising on acquisition (after tax)		**4.2**	1.1	6.3
Underlying profit after taxation	£m	**62.1**	56.0	131.6
Weighted average number of shares	million	**1,133.3**	1,126.9	1,128.3
Underlying EPS	pence	**5.48**	4.97	11.66

The tables above include results of both continuing and discontinued operations. The EPS arising from discontinued operations is shown in note 11.

During the half year to 30 June 2007, Cobham plc issued 3,595,821 shares (year to 31 December 2006: 7,749,649, half year to 30 June 2006: 6,052,680) upon the exercise of share options for total cash consideration of £3.5m.

6. Portfolio restructuring

In the first half of 2007, exceptional costs of £5.5m were incurred in implementing elements of the Group's three-year strategic plan, announced in September 2005. These include closures and integrations of a number of the Group's operations.

During 2006, portfolio restructuring activity was focused on the sale and closure of a number of businesses.

Profits from all of these activities have been excluded from trading profit and underlying earnings for the Group.

£m	Note	**Half year to 30.6.07**	Half year to 30.6.06	Year to 31.12.06
Restructuring costs		**(5.5)**	-	-
Profit on disposal of continuing activities		**-**	1.9	1.5
Profit on disposal of discontinued activities	11	**-**	13.1	13.0
		(5.5)	15.0	14.5
Tax effect of portfolio restructuring		**1.9**	-	0.7
		(3.6)	15.0	15.2

Restructuring costs and the profit on disposal of continuing activities are included within administrative expenses.

7. Taxation charge

£m	**Half year to 30.06.07**	Half year to 30.06.06	Year to 31.12.06
Continuing operations			
United Kingdom	**4.1**	13.4	33.6
Overseas	**13.5**	11.9	17.1
Tax on continuing operations	**17.6**	25.3	50.7
Tax on discontinued operations	**-**	0.1	0.1
Total tax charge for the period	**17.6**	25.4	50.8
Tax charge included in share of post-tax results of joint ventures and associates	**0.6**	0.7	1.4

8. Property, plant and equipment

£m	**Half year to 30.06.07**	Half year to 30.06.06	Year to 31.12.06
Carrying amount at start of period	**187.6**	202.8	202.8
Additions	**37.4**	28.1	52.9
Acquisition of subsidiaries	**-**	1.5	1.1
Disposal of undertakings	**-**	(3.2)	(8.3)
Disposals	**(21.9)**	(11.0)	(12.6)
Depreciation	**(16.4)**	(18.5)	(36.0)
Reclassification to investment properties	**-**	-	(3.0)
Foreign exchange adjustments	**1.9**	(6.5)	(9.3)
Carrying amount at end of period	**188.6**	193.2	187.6
Proceeds of disposals	**22.1**	13.2	15.2

Property, plant and equipment disposed of during the period to 30 June 2007 includes items with a carrying value of £0.2m written off as a result of restructuring activities (see note 6).

Commitments for the acquisition of property, plant and equipment relate mainly to aircraft for the Australian Sentinel contract and are as follows:

£m	**As at 30.6.07**	As at 30.6.06	As at 31.12.06
Commitments	**32.2**	40.7	33.2

9. Contingent liabilities

There have been no material changes in contingent liabilities since 31 December 2006.

10. Derivative financial instruments

£m	Interest rate swaps: Cash flow hedge	Interest rate swaps: Fair value hedge	Currency translation derivatives	Total
Fair value at 1 January 2006	1.7	(2.5)	1.5	0.7
Movements in half year to 30 June 2006				
- Fair value loss through income statement – hedged items	-	(4.3)	-	(4.3)
- Fair value gain through income statement – not hedged	-	-	10.7	10.7
- Fair value gain through reserves	3.1	-	-	3.1
Fair value at 30 June 2006	4.8	(6.8)	12.2	10.2
Movements in half year to 31 December 2006				
- Fair value gain through income statement – hedged items	-	3.7	-	3.7
- Fair value gain through income statement – not hedged	-	-	0.1	0.1
- Fair value loss recycled from equity to income statement	(0.9)	-	-	(0.9)
- Fair value loss through reserves	(1.8)	-	-	(1.8)
Fair value at 31 December 2006	2.1	(3.1)	12.3	11.3
Movements in half year to 30 June 2007				
- Fair value loss through income statement – hedged items	-	**(1.4)**	-	**(1.4)**
- Fair value loss through income statement – not hedged	-	-	**(2.1)**	**(2.1)**
- Fair value loss recycled from equity to income statement	**(0.6)**	-	-	**(0.6)**
- Fair value gain through reserves	**2.7**	-	-	**2.7**
Fair value at 30 June 2007	**4.2**	**(4.5)**	**10.2**	**9.9**

Interest rate swaps are accounted for using hedge accounting. Movements in fair values are matched against the corresponding liabilities or reflected in reserves as appropriate. All cash hedges were fully effective and hence there is no effectiveness in cash flow hedges to be reported through the income statement.

Currency translation derivatives are not accounted for using hedge accounting and movements in fair values are reflected in the income statement.

11. Discontinued operations

No businesses were sold or classified as discontinued during the period to 30 June 2007.

The results of Wallop Defence Systems Limited were reported within discontinued operations in 2006. This company was sold on 8 March 2006, completing the disposal of the Group's Countermeasures operations, which was initiated in 2005.

The results of Wallop Defence Systems Limited included in the consolidated income statement are as follows:

£m	**Half year to 30.6.07**	Half year to 30.6.06	Year to 31.12.06
Revenue	-	3.6	3.6
Expenses	-	(2.7)	(2.7)
Profit from discontinued operations before tax	-	0.9	0.9
Tax	-	(0.1)	(0.1)
Profit for the period after tax	-	0.8	0.8
Profit on disposal before tax	-	13.1	13.0
Tax on profit on disposal	-	-	-
Total profit after taxation from discontinued operations	-	13.9	13.8
Earnings per Ordinary Share of discontinued operations (including profit on disposal)			
-basic	-	1.23p	1.22p
-fully diluted	-	1.22p	1.21p

12. Related party transactions

Transactions between Cobham plc and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions and balances

£m	**Half year to 30.06.07**	Half year to 30.06.06	Year to 31.12.06
Transactions between Group entities and joint ventures during the period:			
Sales of goods and services	**0.5**	0.6	1.3
Dividends received	**1.6**	3.0	4.3
At the period end balances with joint ventures were as follows:			
Amounts owed by related parties to Group entities	**0.1**	-	0.1
Amounts owed to related parties by Group entities	**0.1**	-	-

Sales of goods to related parties were made at the Group's usual list prices for sales to non-related parties. Goods are bought on the basis of the price lists in force with non-related parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received from related parties. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

13. Events after the balance sheet date

In May 2007, the Cobham Antennas division agreed to acquire the assets of Patriot Antenna Systems in the USA for US$18m plus contingent consideration of up to US$27m. This acquisition was completed on 28 August 2007.

Independent review report to Cobham plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated interim balance sheet as at 30 June 2007 and the related consolidated interim statements of income, cash flows and total recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The interim report has been prepared in accordance with the basis set out in note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton
11 September 2007

Notes:

(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	12:19 11-Sep-07
Number	6614D

RNS Number:6614D
Cobham PLC
11 September 2007

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,134,539,278 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,134,539,278.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	12:29 11-Sep-07
Number	6610D

RNS Number:6610D
Cobham PLC
11 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cobham plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	12,825,465*
Chase GA Group Nominees Limited	23,287,566*
Chase Nominees Limited	2,234,991*
CUIM Nominee Limited	8,114,343*
Vidacos Nominees Limited	144,729*

* denotes direct interest

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

7 September 2007

6. Date on which issuer notified:

10 September 2007

7. Threshold(s) that is/are crossed or reached:

3% to 4% Change at Direct Interest Level.

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB00B07KD360	42,662,810	42,662,810

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB00B07KD360	46,607,094	46,607,094	Not Disclosable	4.11%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B) Number of voting rights	% of voting rights
46,607,094	4.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,134,539,278.

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when

the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-

for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	15:04 11-Sep-07
Number	6767D

RNS Number:6767D
Cobham PLC
11 September 2007

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 31st December 2007 at the rate of 3p per share. The dividend will be paid on 21st December 2007 to shareholders on the register at the close of business on 16th November 2007.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	09:59 13-Sep-07
Number	7941D

RNS Number:7941D
Cobham PLC
13 September 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

W G Tucker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

W G Tucker

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

13,250

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.885

13) Date of transaction

13th September 2007

14) Date company informed

13th September 2007

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 13th September 2007 ....J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	12:42 13-Sep-07
Number	8082D

RNS Number:8082D
Cobham PLC
13 September 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COBHAM PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

LLOYDS TSB GROUP PLC

4. Full name of shareholder(s) (if different from 3.):

NOMINEES (JERSEY) LTD
PERRY NOMINEES LTD
BOLTRO NOMINEES LTD
LLOYDS BANK (PEP) NOMINEES LTD
LLOYDS TSB REGISTRARS CORPORATE NOMINEES LTD
STATE STREET NOMINEES LTD

5. Date of the transaction and date on which the threshold is crossed or reached if different):

11th SEPTEMBER 2007

6. Date on which issuer notified:

12th September 2007

7. Threshold(s) that is/are crossed or reached:

Reached 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORD GBP0.025 B07KD36	76,305,887	76,305,887

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
ORD GBP0.025 B07KD36	79,575,218		79,575,218		7.014

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,575,218	7.014

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

1500 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

160,039 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

33,336 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

105,999 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,000 Shares are held by Lloyds TSB Registrars Corporate Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

79,273,344 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

JAMIE WALLER

15. Contact telephone number:

+44 (0) 1444 418127

END

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	15:13 13-Sep-07
Number	8251D

RNS Number:8251D
Cobham PLC
13 September 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

A E Cook

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

A E Cook

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

5,277

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.88

13) Date of transaction

13th September 2007

14) Date company informed

13th September 2007

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 13th September 2007 ....J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

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END